January 7, 2025

Seamus Lagan
Chief Executive Officer
FOXO Technologies Inc.
729 N. Washington Ave., Suite 600
Minneapolis, MN 55401

       Re: FOXO Technologies Inc.
           Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed January 3, 2025
           File No. 001-39783
Dear Seamus Lagan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   J. Thomas Cookson, Esq.